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EXHIBIT 12.      Statement Regarding Computations of Ratios





                       RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)


                                                       YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                         1995        1996        1997       1998        1999
                                        -------    --------    --------    -------    --------
FIXED CHARGES(1):
Interest charges                        $     1    $     --    $     --    $    --    $    155
Interest portion of rental expense          472         485         563        788         894
                                        -------    --------    --------    -------    --------
         Total Fixed Charges            $   473    $    485    $    563    $   788    $  1,049

EARNINGS(1):
Net loss                                $(8,354)   $(11,796)   $(23,875)   $(9,502)   $(10,333)
Plus fixed charges                          473         485         563        788       1,049
                                        -------    --------    --------    -------    --------
           Total Earnings               $(7,881)   $(11,311)   $(23,312)   $(8,714)   $ (9,284)

RATIO OF EARNINGS TO FIXED CHARGES(2)        --          --          --         --          --



    (1) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest.

    (2) Earnings for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, were insufficient to cover fixed charges by $8,354, $11,796, $23,875, $9,502, and $10,333, respectively (in thousands).